SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-04169

NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K [ ]Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR [ ] Form 10-D [ ] Form N-CSR

For Period Ended: March 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full name of registrant: SYS

Former name if applicable: Systems Associates, Inc. of California

Address of principal executive office: 5050 Murphy Canyon Road, Suite 200

City, state and zip code: San Diego, CA 92123

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10D, N-SAR, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has not been able to compile the requisite financial data necessary to enable it to complete the Quarterly Report on Form 10-Q without unreasonable effort and expense. The Registrant intends to file its Quarterly Report on Form 10-Q as soon as possible prior to five calendar days from May 15, 2006.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Edward Lake, Chief Financial Officer	858-715-5500
Name	Area Code and Telephone Number

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the third quarter of fiscal 2006 are anticipated to have increased 22.9% to $13.4 million from the $10.9 million reported in the third quarter of fiscal 2005. The Company is expected to have incurred a loss from operations of $1.8 million and a net loss of $1.3 million in the third quarter of fiscal 2006 compared to income from operations of $651,000 and net income of $321,000 in the third quarter of fiscal 2005. Fully diluted EPS is expected to be $(.10) in the third quarter of fiscal 2006 compared with $.03 in the third quarter of fiscal 2005.

Revenues for the nine month period of fiscal 2006 are anticipated to have increased 19.7% to $38.9 million compared to $32.5 million in the same period for the prior year. The Company is expected to have incurred a loss from operations of $525,000 and a net loss of $664,000 for the nine month period of fiscal 2006 compared to income from operations of $1.8 million and net income of $881,000 in the same period of fiscal 2005. Fully diluted EPS is expected to be $(.06) for the nine months of fiscal 2006 compared with $.09 for the same period of fiscal 2005.

SYS
------------------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

            Date: May 15, 2006
                     By /s/ Edward M. Lake
Edward M. Lake, Chief Financial Officer